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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 28 2009
Washington, DC
110

SEC FILE NUMBER
8- 12140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bishop Rosen & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

100 Broadway

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Weiss (212) 602-0689

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP

(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Robert Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Bishop Rosen & Co., Inc.** as of **March 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________ Signature

________________________________ Title

____
Notary Public

THOMAS MURPHY
Notary Public, State of New York
No. 01MU6028912
Qualified in New York County
Commission Expires: August 9, 2009

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S&Co.
SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Bishop, Rosen & Co., Inc.

We have audited the accompanying statement of financial condition of Bishop, Rosen & Co., Inc. (the "Company") as of March 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bishop, Rosen & Co., Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Sherb & Co., LLP
Certified Public Accountants

New York, New York
May 20, 2009

Bishop, Rosen & Co., Inc.

Statement of Financial Condition

March 31, 2009

Assets

Cash and cash equivalents	$ 1,201,033
Due from Brokers	375,894
Other receivables	33,963
Prepaid expenses and taxes	76,393
Marketable securities	735,168
Property and equipment, net	269,063
Total assets	$ 2,691,514

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 193,857
Accrued commissions and compensation	915,014
Securities sold, not yet purchased	317,441
Taxes payable	162,000
Total liabilities	1,588,312
Stockholder's equity:	
Common stock, $.10 par value; 52,800 shares authorized, 12,090 shares issued and outstanding	1,209
Additional paid-in capital	147,830
Retained earnings	1,501,139
Treasury stock – At cost	(546,976)
Total stockholder's equity	1,103,202
Total liabilities and stockholder's equity	$ 2,691,514

See accompanying notes to financial statements.

Bishop, Rosen & Co., Inc.

Statement of Operations

Year ended March 31, 2009

Revenue:	
Commissions	$ 8,945,059
Net realized gain on the sale of marketable securities	1,161,013
Net unrealized loss on marketable securities	(67,912)
Interest and dividends	1,044,909
Other income	1,376,781
Total revenue	12,459,850
Expenses:	
Compensation and benefits	9,092,582
Clearing and floor brokerage	478,034
Occupancy and equipment	947,002
Communications	94,613
Professional fees	211,311
Insurance	99,506
Office expense and supplies	414,751
Payroll taxes	341,686
Depreciation and amortization	135,877
Travel and entertainment	286,538
Dues and fees	256,314
Other taxes	30,000
Other expenses	405,549
Total expenses	12,793,763
Net Loss	$ (333,913)

See accompanying notes to financial statements.

Bishop, Rosen & Co., Inc.

Statement of Changes in Stockholder's Equity

Year ended March 31, 2009

	Common Stock	Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Stockholder's Equity
Balance at March 31, 2008--(Restated)	12,090	$ 1,209	$ 147,830	$ 1,835,052	$ (546,976)	$ 1,437,115
Net loss	--	--	--	(333,913)	--	(333,913)
Balance at March 31, 2009	12,090	$ 1,209	$ 147,830	$ 1,501,139	$ (546,976)	$ 1,103,202

See accompanying notes to financial statements.

Bishop, Rosen & Co., Inc.

Statement of Cash Flows

Year ended March 31, 2009

Cash flows from operating activities:	
Net income	$ (333,913)
Adjustments to reconcile net income to net cash provided by in operating activities:	
Depreciation	135,877
(Increase) decrease in operating assets:	
Due from brokers	51,317
Prepaid expenses and taxes	204,376
Other receivable	16,208
Marketable securities	(418,674)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	107,427
Accrued commissions and compensation	264,383
Taxes payable	30,000
Total adjustments	390,914
Net cash provided by operating activities	57,001
Cash flows from investing activities:	
Purchase of property and equipment	(43,473)
Net cash used in investing activities	(43,473)
Cash flows from financing activities:	
Net cash used in financing activities	-
Net increase in cash and cash equivalents	13,528
Cash and cash equivalents at beginning of year	1,187,505
Cash and cash equivalents at end of year	$ 1,201,033
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ --
Cash paid for income taxes	$ --

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.

Notes to Financial Statements

For the Year Ended March 31, 2009

(1) Organization

Bishop, Rosen & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC").

The Company is primarily engaged in a single line of business as a securities broker and dealer which is comprised of several classes of service, such as principal transactions, agency transactions and underwriting. The principal market for the Company's service is in the United States.

All customer accounts are cleared through and carried with First Clearing LLC on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the Balance Sheet date to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(e) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the provision of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of trading securities. Their cost and estimated fair and market value at March 31, 2009 are as follows:

	Cost	Unrealized Losses	Fair Value
Common Stock	$ 1,104,366	$ 369,198	$ 735,168

Bishop, Rosen & Co., Inc.

Notes to Financial Statements

For the Year Ended March 31, 2009

(4) Property and Equipment

Property and equipment consists of the following:

	Life		
Furniture	7 years	$	150,618
Equipment	5 years		526,285
Leasehold improvements	10 years		769,404
			1,446,307
Accumulated depreciation			(1,177,244)
Property and equipment, net		$	269,063

Depreciation and amortization expense for the year ended March 31, 2009 was $135,877.

(5) Income Taxes

The reconciliation between the expected income tax expense computed using the federal statutory rate of 34%, and the actual income tax expense is as follows:

Expected income tax expense	$ (103,300)
State and local tax expense, (net of federal benefit)	(30,400)
Permanent differences (mainly disallowance of meals and entertainment	33,400
Change in valuation allowance	100,300
Net income tax (benefit)	$ -

The Company has deferred tax assets as follows:

Operating loss	$ 6,600
Depreciation	22,000
Unrealized loss	29,900
Reserve liability	41,800
	100,300
Valuation allowance	(100,300)
Net deferred tax asset	$ --

The Company has a net operating loss carry forward of $15,000 which expires March 31, 2029. It also has tax credits totaling $147,000 which can be carried forward and applied against Federal income taxes, subject to certain limitations. These credits expire at various times through March 31, 2024.

(6) Letter of Credit

The Company executed an operating lease agreement for a new office space in 2000. The lessor required the Company to establish a standby letter of credit in the amount of $322,000 to use as a guarantee for a security deposit.

(7) Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

(b) The Company leases office space in New York City and Florida. Rent expense totaled $682,194 for the year ended March 31, 2009.

Future minimum annual payments under all lease agreements are as follows:

Year ended March 31,	
2010	$ 668,275
2011	$ 334,137
Thereafter	$ --

(8) Profit-Sharing Expense

The Company has a defined contribution (profit-sharing) plan covering all eligible employees. Contributions to the plan for the year ended March 31, 2009 were $30,000.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had net capital of $526,953 which was $426,953 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.41 to 1.

(10) Prior Period Adjustment

At March 31, 2009, the Company recorded two prior period adjustments.

The first adjustment is a result of an accounting change by the Company to properly reflect the amortization of leasehold improvements.

The Company recorded as of March 31, 2009, an increase to accumulated amortization – leasehold improvements, The effect on the year ended March 31, 2009 was a credit to accumulated amortization leasehold improvements for $387,675 and the corresponding debit was to retained earnings.

The second adjustment is a result of an unrecorded tax liability associated with unrealized losses on marketable securities. The effect on the year ended March 31, 2009 was a credit to taxes payable for $132,000, and the corresponding debit was to retained earnings.

Supplemental Information

Bishop, Rosen & Co., Inc.

Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission

March 31, 2009

Total stockholder's equity qualified for net capital	$ 1,103,202
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation	269,063
Prepaid expenses and other assets	111,356
	380,419
Haircuts and Undue Concentration on Securities	
Trading and Investment Securities	
Other securities	169,888
Undue concentration	942
Auction rate security	25,000
	195,830
Net capital	$ 526,953
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 84,825
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 426,953
Excess net capital at 1000%	$ 399,716
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 1,272,372
Ratio of aggregate indebtedness to net capital	2.41 to 1

A reconciliation of the material differences between the
Aggregate indebtedness shown on the Company's FOCUS Report,

Aggregate indebtedness per FOCUS Report	$ 1,025,922
Increase in Accrued expenses	246,450
Aggregate indebtedness as adjusted	$ 1,272,372

A reconciliation of the material differences between the Company's computation as filed in their FOCUS report and the amounts shown above are as follows:

Net capital per unaudited March 31, 2009 FOCUS report, as filed	$	763,861
Decrease in non allowable assets		673,650
Net adjustments (see below)		(910,558)
Net capital per March 31, 2009 audited report	$	526,953

Audit adjustments:		
Other audit adjustments – net		(390,883)
Prior period adjustment to taxes payable		(132,000)
Prior period adjustment to leasehold improvements		(387,675)
Audit adjustments	$	(910,558)

Bishop Rosen & Co., Inc.

March 31, 2009

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

Bishop Rosen & Co., Inc. is claiming exemption due to the fact that all customer transactions are cleared through First Clearing, LLC. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
Bishop Rosen & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bishop Rosen & Co., Inc. (the "Company") for the year ended March 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co. LLP

Sherb & Co., LLP

Certified Public Accountants

New York, New York
May 20, 2009

Bishop, Rosen & Co., Inc.

Financial Statements and Schedules

March 31, 2009

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)